AMENDMENT NO. 1 TO THE INVESTMENT ADVISORY AND

ADMINISTRATION AGREEMENT

GE INVESTMENTS FUNDS, INC.

TOTAL RETURN FUND

GE ASSET MANAGEMENT INCORPORATED

THIS AMENDMENT NO. 1 TO THE INVESTMENT ADVISORY AND ADMINISTRATION AGREEMENT (this “Amendment”) is made as of May 1, 2009, between GE ASSET MANAGEMENT INCORPORATED (“GEAM”, formerly known as GE Investment Management Incorporated) and GE INVESTMENTS FUNDS, INC. (the “Company”) on behalf of its Total Return Fund (the “Fund”).

W I T N E S S E T H:

WHEREAS, the Company and GEAM are parties to an Investment Advisory and Administration Agreement (the “Agreement”) dated as of May 1, 1997, pursuant to which GEAM serves as the investment adviser for the Fund; and

WHEREAS, capitalized terms used in this Amendment not defined herein shall have the respective meanings given to them in the Agreement; and

WHEREAS, the Company and GEAM desire to amend the Agreement to reflect the additional responsibilities of GEAM with respect to one or more sub-adviser(s) managing a portion of the Fund’s portfolio, as well as an increase in the advisory fee payable by the Company to GEAM under such Agreement; and

WHEREAS, this Amendment has been approved in the requisite manner by the Board of Directors of the Company (the “Board”) and approved by the shareholders of the Fund.

NOW, THEREFORE, the parties hereby agree as follows:

1. All references in the Agreement to “GE Investment Management Incorporated” or “GEIM” shall be replaced by “GE Asset Management Incorporated” and “GEAM” respectively.

2. Section 2 of the Agreement is hereby amended to add the following services to be provided by GEAM:

(f) GEAM agrees to furnish advice and recommendations to the Fund and the Board with respect to the selection and continued employment of any sub-adviser(s) to provide investment advisory services for the portion(s) of the Fund’s portfolio specified by GEAM and on terms and conditions, including but not limited to the compensation payable to any such sub-adviser(s), approved in the manner provided by applicable law and any exemptive order to which the Company or GEAM is subject.

(g) GEAM agrees to direct the allocation of the Fund’s assets (or no assets) to a sub-adviser based on GEAM’s view of the securities market, the relative performance, asset class, strategy, style, outlook and other considerations related to such sub-adviser.

(h) GEAM agrees to supervise the investments and other transactions made by a sub-adviser on behalf of the Fund for compliance and allocation purposes, subject to the ultimate oversight and supervision of the Board.

(i) GEAM agrees to supervise the cash flows into and out of the Fund for purposes of determining the level of cash and cash equivalents the Fund should maintain and how to allocate those cash flows among any sub-adviser(s) and the assets managed by them.

3. Section 5 of the Agreement is hereby amended and restated to read as follows:

Section 5. Compensation. In consideration of services rendered and the expenses paid by GEAM pursuant to this Agreement, the Company will pay GEAM on the first business day of each month a fee calculated as a percentage of the average daily net assets of the Fund during the previous month at the annual rate of 0.50%.

For the purpose of determining fees payable to GEAM under this Agreement, the value of the Fund’s net assets will be computed in the manner described in the Registration Statement.

4. The Agreement, except as expressly amended hereby, shall continue in full force and effect.

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IN WITNESS WHEREOF, the parties hereto have executed this AMENDMENT NO. 1 TO THE INVESTMENT ADVISORY AND ADMINISTRATION AGREEMENT as of the day and year first above written.

GE INVESTMENTS FUNDS, INC., on behalf of
TOTAL RETURN FUND

By:	/s/ Michael J. Cosgrove
Name:	Michael J. Cosgrove
Title:	Chairman of the Board and President

GE ASSET MANAGEMENT INCORPORATED

By:	/s/ Matthew J. Simpson
Name:	Matthew J. Simpson
Title:	Executive Vice President

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